Via Edgar

March 8, 2010

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Park Electrochemical Corp. Form 10-K for the fiscal year ended March 1, 2009 Filed on May 15, 2009 Form 8-K Filed on December 22, 2009 File No. 001-04415

Dear Mr. Krikorian:

We have received the comments relating to the above referenced filings presented in the letter signed by you and dated February 23, 2010 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the Company”).

This letter confirms my telephone conversation with Ms. Tamara Tangen, Staff Accountant, this afternoon in which I informed her that Park will provide you with a response to your letter of comments dated February 23, 2010 on or before Friday, March 19, 2010.

Sincerely,

PARK ELECTROCHEMICAL CORP.

/s/ Stephen E. Gilhuley

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

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48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com